Exhibit 99.3
NICE Enhances NICE COMPASS Compliance Assurance Solution
with Real-time Recording Reconciliation

Financial crime organizations may now capture every type of trader voice communication to comply with Dodd Frank, MiFID II, and FX Code of Conduct

Hoboken, N.J., March 5, 2019 – Recording of trade-related conversations is a central tenet of Dodd Frank, MiFID II, and FX Code of Conduct regulations. To address this need, NICE (NASDAQ: NICE), the leading provider of financial communication compliance solutions, today announced that it has further enhanced its NICE COMPASS compliance assurance solution with real-time recording reconciliation capabilities so that financial services organizations can have complete confidence in their ability to capture virtually every type of trader voice communication.

In recent years, regulators have issued tens of millions of dollars in penalties for record-keeping violations. FSOs are required to report recording lapses to regulators, including the nature and extent of problems, and remedial actions taken. The ability to immediately detect and notify regulatory authorities of such occurrences can lessen the sting of penalties and fines, insulate firms from drawn-out investigations and reputational damage, and alleviate speculation over what missing trade conversations might be hiding.

“Today, most firms rely on random, manual recording checks to ensure that calls are being recorded,” explained Chris Wooten, Executive Vice President, NICE. “By the time a problem is detected, either during a random check or routine audit, the damage is already done, and the ramifications are often far worse.”

NICE COMPASS’ real-time recording reconciliation solves this problem by adding another real-time protection layer to NICE COMPASS’ automated, pre-scheduled recording checks. Now, a firm can instantly know if a call was not recorded, immediately troubleshoot and fix underlying problems, and provide timely notification to regulators.

How Real-time Recording Reconciliation Works
Real-time reconciliation applies sophisticated algorithms to reconcile trade-related calls of regulated employees to actual voice recordings. Call detail records in the phone system are systematically matched up to call records in the recording system, to detect missing or partially recorded calls. When NICE COMPASS detects a mismatch between the phone system and recorder data, it automatically sends an alert to designated stakeholders who can identify and fix problems, and provide proper notification to regulators.

Unique to NICE COMPASS, its integrated real-time reconciliation capability features dashboards and reports so compliance officers can keep tabs on the health of the firm’s entire global recording estate.

Wooten added, “NICE COMPASS’ new real-time reconciliation capability is a vital tool for FSOs in terms of providing real-time visibility so that small problems don’t turn into bigger problems, and so that timely corrective action can be taken. By leveraging NICE COMPASS for compliance assurance, FSOs can demonstrate a proactive mindset, reduce their compliance costs through automation, avoid fines, penalties and drawn-out audits, and improve their responsiveness to regulators.”

For firms currently using the NICE Trading Recording System (NTR),  NICE COMPASS may added to the system to  take advantage of real-time recording reconciliation and NICE COMPASS’ other robust compliance assurance capabilities.

For further information on NICE Compass, please click here
For further information on the NICE Trading Recording System, please click here.

About NICE Financial Compliance
NICE is the world’s leading financial compliance solution provider, serving more than 90 percent of the largest investment banks globally. NICE’s compliance solutions assist customers in the capture of trade conversations and trades, analyzing them for potential risk, and correlating trade conversations with trades for trade reconstruction. The company's compliance solutions make automated and intelligent holistic trade compliance programs possible and enable FSOs to more efficiently comply with regulatory requirements, including MiFID II, MAR, FX Code of Conduct, Dodd-Frank and future directives. More info at www.nice.com/compliance.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.